Exhibit 77E

                               Legal Proceedings

Two lawsuits have recently been filed by certain shareholders as described below on behalf of ING Principal Protection Fund, ING Principal Protection Fund II and ING Principal Protection Fund IV (the "Funds") against ING Investments, LLC, the Funds' adviser, Aeltus Investment Management, Inc., the Funds' sub-adviser and ING Funds Distributors, LLC, the Funds' distributor, (collectively, the "Defendants") that allege, among other things, that the Funds' advisory fees, sub-advisory fees and certain 12b-1 fees are excessive. The Funds are named as nominal defendants in each of these suits. The suits seek recovery by the Funds from the Defendants of any fees found to be excessive. The Defendants have advised the Funds that they believe the lawsuits are without merit, and they intend to vigorously defend themselves against the allegations.

The two lawsuits are as follows:

Medea Palandjian, derivatively on behalf of ING Principal Protection Fund II and ING Principal Protection Fund IV v. ING Funds Distributor, LLC, et als., C.A. No. 03-12530 JLT ("Palandjian")

Walter Price and Heidi Hedlund, Trustees, Revokable Living Trust D/T/D, 12/24/00, derivatively on behalf of ING Principal Protection Fund v. ING Funds Distributor, LLC, et als., C.A. No. 03-12198 JLT ("Price")

Both lawsuits were filed in the United States District Court of Massachusetts. Price was filed November 7, 2003 and Palandjian was filed December 17, 2003.